UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	July 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RAVEN INDUSTRIES, INC.
Full Name of Registrant

Former Name if Applicable
205 East 6th Street, P.O. Box 5107
Address of Principal Executive Office (Street and Number)
Sioux Falls, SD 57117-5107
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Raven Industries, Inc. (the “Company”) has identified two deficiencies in the design and one deficiency in the operating effectiveness of its internal controls over financial reporting each of which existed as of October 31, 2015, January 31, 2016 and April 30, 2016. The design deficiencies relate to i) verification and monitoring of the Company’s inventory cycle counting process and ii) management’s testing over the reliability of system-generated information used in its financial reporting process. The deficiency in operating effectiveness relates to the development and review of estimates used in the cash flow forecasts related to the fiscal 2016 goodwill impairment assessment for Vista Research, Inc. (“Vista”). The Company has determined that the two design deficiencies are material weaknesses and is continuing to evaluate the severity of the operating effectiveness deficiency which could also result in a material weakness.

Management is diligently assessing any potential effect on the Company’s previously issued financial statements with respect to the goodwill impairment. It is possible that through this process the Company will determine that the amount of the goodwill impairment recorded in fiscal 2016 could be adjusted, and such adjustment could be material. The Company previously determined that the goodwill of the Vista reporting unit was impaired by $7.4 million. At the end of fiscal year 2016, the remaining goodwill amount related to Vista was $4.1 million.

On September 12, 2016, the Company determined that it will file an amendment to its Annual Report on Form 10-K for the fiscal year ended January 31, 2016 as well as to its Quarterly Report on Form 10-Q for the quarters ended April 30, 2016 and October 31, 2015 to reflect the conclusions by the Company’s management that internal control over financial reporting and disclosure control and procedures were not effective as of those dates.

As a result of the continuing analysis of these matters, the Company has not been able to finalize its Quarterly Report on Form 10-Q for the period ended July 31, 2016. The Company will file such Quarterly Report on Form 10-Q after the Company completes its analysis.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Steven E. Brazones	(605)	336-2750
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☑     Yes ☐     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                                                  ☐     Yes ☑     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RAVEN INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: September 12, 2016	By: /s/ Steven E. Brazones
Steven E. Brazones
Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)